

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2013

Mr. John C. Wobensmith
Chief Financial Officer
Genco Shipping and Trading Limited
299 Park Avenue, 12th Floor
New York, New York 10171

> Re: **Genco Shipping and Trading Limited**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 22, 2012**
> **File No. 001-33393**

Dear Mr Wobensmith:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief